UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Highbury Financial Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

 September 28, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a).	Name of Issuer: Highbury Financial Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:
999 Eighteenth Street, Ste. 3000, Denver, CO 80202.

Item 2(a).
Names of Persons Filing:  This statement is being filed by John C. Hagerty (“Hagerty”), and Thomas J. Healey (“Healey”).  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of the principal business office of Hagerty and Healey is 310 South Street, 3rd Floor, Morristown, NJ, 07960.

Item 2(c).	Citizenship: Hagerty and Healey are United States citizens.

Item 2(d).	Title of Class of Securities: Common Stock, $.0001 par value (“Common Stock”).

Item 2(e).	CUSIP Number: 42982Y109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.
Each Reporting Person has ceased to beneficially own five percent or more of the Issuer’s outstanding Common Stock.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 8, 2009

/s/ John C. Hagerty
John C. Hagerty

/s/ Thomas J. Healey
Thomas J. Healey

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Highbury Financial Inc.

EXECUTED this 8th day of October, 2009.

/s/ John C. Hagerty
John C. Hagerty

/s/ Thomas J. Healey
Thomas J. Healey